United States Securities and Exchange Commission
Washington, DC 20549-0306
Division of Corporate Finance
Mail Stop 3561

Re: Cavitation Technologies, Inc.
     Amendment No. 1 to Form 10-K for the fiscal year ended June 30, 2010
     Filed October 20, 2011
     File No. 000-53239

December 23, 2011

Ladies and Gentlemen,

This letter responds to your comment letter of December 19, 2011.

Form 10-K for Fiscal Year Ended June 30, 2010

Exhibits

1. We partially reissue comment 13 of our letter dated October 22, 2010.

  We are unable to locate an exhibit relating to the short-term loan for $100,000 described on page 30 of the original 10-K filing.
  Furthermore, you do not appear to have filed an exhibit pursuant to Item 601(b)(21) despite your disclosure of a subsidiary.

  Finally, we note that you indicate you have filed Exhibit 10.17 with the 10-K/A, but it appears to be missing. Please confirm that you will file such agreements with your next Exchange Act report.

A: The short term loan for $100,000, received May 28, 2010, was originally based on a verbal agreement. This loan was subsequently converted to common stock June 24, 2010. The associated documentation will be filed with our next Exchange Act report.

A: We will file the exhibit pursuant to Item 601(b)(21) with our next Exchange Act report.

A: Exhibit 10.17 of the 10-K/A refers to the Marketing and Technology Licensing Agreement between us and n.v. Desmet Ballestra Group, s.a. dated January 15, 2010. This document was filed with Exchange Report 10-Q February 4, 2010. This agreement was superseded by a Technology License, Marketing & Collaboration Agreement with n.v. Desmet Ballestra Group, s.a. dated November 1, 2010. This agreement along with two amendments was filed in its entirety via Form 8K on December 7, 2011.

2. We reissue comment 29 of our letter dated April 2, 2010.

  We note that Exhibit 10.1 to the amended Form 10-Q for the quarterly period ended September 30, 2009 continues to be missing exhibits C, D and E.
  We also note that you do not appear to have filed this exhibit with the 10-K/A or incorporated it by reference. Please confirm that you will file these materials with your next Exchange Act report.

A: Exhibit 10.1 to the amended Form 10-Q for the quarterly period ended December 31, 2009 refers to the Marketing and Technology Licensing Agreement between us and n.v. Desmet Ballestra Group, s.a. dated January 15, 2010. This agreement was superseded by a Technology License, Marketing & Collaboration Agreement with n.v. Desmet Ballestra Group, s.a. dated November 1, 2010. This agreement along with two amendments was filed in its entirety via Form 8K on December 7, 2011.

3. We note that many exhibits are filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please confirm that you will re-file such exhibits in the proper electronic format with your next Exchange Act report.

We have reviewed the exhibits in our Exchange Act report and identified those which have been filed in improper electronic format. Based on a conversation with Mr. Jim Lopez, we confirm that we will re-file exhibits in proper electronic format no later than February 14, 2012 which is the latest filing date for our next Quarterly Report on Form 10-Q.

CAVITATION TECHNOLOGIES, INC.

By: /s/ Todd Zelek
Todd Zelek
Chief Executive Officer